LEONARD W. BURNINGHAM

Attorney at Law

455 East 500 South, Suite 205

Salt Lake City, Utah  84101

Telephone: 801-363-7411

Email: lwb@burninglaw.com

December 20, 2012

United States Securities

and Exchange Commission

Washington, D.C.  20549

Attention:

Pamela Long, Assistant Director

Re:

Geo Point Resources, Inc. (the “Registrant”)

Registration Statement on Form S-1

Filed December 19, 2012

File No. 333-184578

Dear Ms. Long:

We are filing this Third Amended S-1 Registration Statement to include the three exhibits (my Consent and Opinion are both together under Exhibit 5) that were inadvertantly omitted from the Second Amended S-1 Registration Statement.  I have included all of the redlining from the Second Amendment and there were very minor date changes to the Third Amendment and the inclusion of the exhibits.

Accelerated Effective Date:

If these revisions are acceptable, I respectively request an accelerated effective date of December 31, 2012, at the opening of business on that date.

Please contact me if you have any further questions or comments.

Sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

cc:

Geo Point Resources, Inc.

Utah Division of Securities

Attn:  Benjamin N. Johnson
            Division of Corporate Finance